X4 PHARMACEUTICALS, INC.

955 Massachusetts Avenue, 4th Floor

Cambridge, MA 02139

August 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tim Buchmiller

RE:	X4 Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-242372

Acceleration Request

Requested Date: August 19, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-242372) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, August 19, 2020, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg of Cooley LLP, counsel to the registrant, at (212) 479-6722 or with Courtney T. Thorne of Cooley LLP at (617) 937-2318.

[Signature page follows]

Sincerely, X4 PHARMACEUTICALS, INC.

By:	/s/ Adam S. Mostafa
Adam S. Mostafa Chief Financial Officer

cc:	Paula Ragan, Ph.D., Chief Executive Officer, X4 Pharmaceuticals, Inc.

Daniel I. Goldberg, Cooley LLP

Courtney T. Thorne, Cooley LLP